Exhibit 5.1

May 6, 2013

Bancolombia S.A.

Carrera 48 No. 26-85 Avenida Los Industriales

Medellín, Colombia

Ladies and Gentlemen:

We have acted as special Colombian counsel to Bancolombia S.A., organized and existing as a stock corporation (sociedad anónima) under the laws of the Republic of Colombia (the “Bank”), in connection with the public offering and registration under the United States of America (the “United States”) Securities Act of 1933 (the “Act”) of an unspecified aggregate initial offering price or number of (i) debt securities (the “Debt Securities”) of the Bank, (ii) preferred shares (the “Preferred Shares”) of the Bank, which Preferred Shares may be represented by American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) to be issued pursuant to the Deposit Agreement as amended on January 14, 2008 (the “Deposit Agreement”) among the Bank, The Bank of New York, as depositary, and the owners and beneficial owners of ADRs issued thereunder, and (iii) rights to subscribe for Preferred Shares (or ADS representing Preferred Shares) (the “Rights” and together with the Debt Securities and the Preferred Shares, the “Securities”), as more fully described in the registration statement (the “Registration Statement”) on Form F-3 to be filed by the Bank with the United States Securities and Exchange Commission pursuant to the Act.

As special Colombian counsel to the Bank, we have examined the corporate charter and by-laws (Estatutos) of the Bank. We have also examined the corporate proceedings relating to the authorization and issuance of the Securities. We have also examined such corporate records, certificates and other documents provided to us by the Bank that we have deemed necessary to render this opinion.

We have relied, as to factual matters, on representations, statements and warranties contained in the documents we have examined, certificates of officers and representatives of the Bank and certificates of public officials. We have assumed the genuineness of all signatures on original or certified copies, the authenticity of documents submitted to us as originals and the conformity to original or certified copies, of all copies submitted to us as certified or reproduction copies.

The opinions herein are limited in all respects to the laws of Colombia as they stand at the date hereof and as they are currently interpreted. We do not express any opinion on the laws of any jurisdiction other than Colombia.

Based on the foregoing and subject to the qualifications set forth therein, we are of the opinion that:

1.	The Bank is a corporation duly organized as a sociedad anónima and validly existing under the laws of the Republic of Colombia.

2.	In connection with the issuance, offer and sale of Debt Securities to be issued under the indenture, between the Bank and The Bank of New York, as Trustee (the “Indenture”) and the performance of the Bank’s obligations thereunder, substantially in the form of the exhibit to the Registration Statement, (i) when all applicable governmental approvals are obtained and all necessary filings and registrations with any governmental authority, agency or body are effective, (ii) when all necessary corporate actions are taken by the Bank, including actions taken by the General Shareholders’ Meeting and the Board of Directors of the Bank or a combination of such bodies, (iii) when a definitive underwriting, purchase or similar agreement relating to the issuance, offer and sale of the Debt Securities is duly authorized, executed and delivered by all parties thereto, including the Bank, (iv) when the Indenture is duly executed and delivered by all parties thereto, including the Bank, (v) when the Debt Securities are duly executed and delivered by the Bank and, to the extent required by the Indenture, duly authenticated and countersigned, and (vi) when the Debt Securities are sold and delivered to, and fully paid for by, the purchasers at a price specified in, and in accordance with the terms of, such definitive underwriting, purchase or similar agreement, then the Debt Securities will constitute valid, binding and enforceable obligations of the Bank.

3.	In connection with the issuance, offer and sale of the Preferred Shares which may be represented by ADSs, (i) when all applicable governmental approvals are obtained and all necessary filings and registrations with any governmental authority, agency or body are effective, (ii) when all necessary corporate and shareholder actions are taken by the Bank and its shareholders, including actions taken by the General Shareholders’ Meeting and the Board of Directors of the Bank or a combination of such bodies (iii) when a definitive underwriting, purchase or similar agreement relating to the issuance, offer and sale of the Preferred Shares is duly authorized, executed and delivered by all parties thereto, including the Bank, and (iv) when the Preferred Shares are sold and delivered to, and fully paid for by, the purchasers at a price specified in, and in accordance with the terms of, such definitive underwriting, purchase or similar agreement, then the Preferred Shares will be duly authorized, validly issued, fully paid and non-assessable.

4.	In connection with the issuance, offer and sale of the Rights, (i) when all applicable governmental approvals are obtained and all necessary filings and registrations with any governmental authority, agency or body are effective, (ii) when all necessary corporate and shareholder actions are taken by the Bank and its shareholders, including actions taken by the General Shareholders’ Meeting and the Board of Directors of the Bank or a combination of such bodies, then the Rights will be duly authorized, validly issued, fully paid and non-assessable, and (iii) when the Rights are sold and delivered to, and fully paid for by, the purchasers at a price specified in, and in accordance with the terms of, a definitive underwriting, purchase or similar agreement, then the Rights will be duly authorized, validly issued, fully paid and non-assessable.

The foregoing opinions are subject to the following comments and qualifications:

a)	The choice of law of the State of New York as the governing law is a valid choice of law under the laws of Colombia, and the courts of Colombia will honor this choice of law. A final and conclusive judgment (not subject to appeal) of the courts of the State of New York would be recognized by the courts of Colombia, subject to obtaining therefore the Exequatur of the judgment from the Supreme Court of Colombia. Pursuant to articles 693 and 694 of the Código de Procedimiento Civil of Colombia, and as of January 1, 2014, subject to the entry into force of Law 1564 of 2012 (Código General del Proceso), pursuant to articles 605 and 606 of Law 1564 of 2012, the courts of Colombia would give effect to and enforce a judgment obtained in a court outside Colombia without re-trial or re-examination of the merits of the case provided (i) that there exists a treaty or convention relating to recognition and enforcement of foreign judgments between Colombia and the country of origin of the judgment or, in the absence of such treaty, that proper evidence is provided to the Supreme Court of Colombia to the effect that the courts of the country of the subject judgment would recognize and enforce Colombian judgments, and (ii) that the subject judgment fulfills the requirements listed below.

In order to enforce a foreign judgment in Colombia, it must first be submitted to “exequatur” proceedings in accordance with article 695 of the Código de Procedimiento Civil of Colombia and as of January 1, 2014, and subject to the entry into force of Law 1564 of 2012 (Código General del Proceso), pursuant to article 607 of Law 1564 of 2012, before the Supreme Court of Colombia which, in addition to the issue referred to in (i) above, must examine whether the following requirements have been fulfilled: (A) the foreign judgment presented in Colombia for enforcement does not conflict with public order laws of Colombia, other than Laws governing procedure; (B) the foreign judgment, in accordance with the laws of the country where it was rendered, is final and a duly certified and authenticated copy has been presented to the court in Colombia; (C) no proceedings are pending in Colombia with respect to the same cause of action and no final judgment has been awarded in Colombia in any proceeding on the same subject matter and between the same parties; (D) in the proceedings commenced in the foreign court which issued the judgment, the defendant was served process in accordance with the law of such jurisdiction and in a manner reasonably designed to give an opportunity to the defendant for the defense of the action; (E) the judgment obtained in a foreign court will not adjudicate property rights (in rem rights) over assets located in Colombia at the time of commencement of the proceeding pursuant to which such judgment was obtained; (F) the foreign judgment does not refer to any matter over which Colombian courts have exclusive jurisdiction. Proceedings for execution of a money judgment by attachment or execution against any assets or property located in Colombia would be within the exclusive jurisdiction of Colombian courts. In the course of the “exequatur” proceedings, both the plaintiff and the defendant are allowed the opportunity to request that evidence be collected in connection with the issues listed above; also, before the judgment is rendered, each party may file final allegations in support of such party’s position.

b)	In any proceeding in Colombia, service of notice to the parties thereto must be made in accordance with the provisions of the Colombian Civil Procedure Code. Contractual provisions regarding services of notice procedures will not be enforceable.

c)	In any proceeding in Colombia in which a law of a foreign country were to be applied, there should be evidence of the law sought to be applied, through a copy of such law duly issued and promulgated by the competent authorities or, when a written law does not exist, through the deposition or affidavit of two or more lawyers admitted in the relevant jurisdiction regarding such applicable law.

d)	The enforcement of the Debt Securities, the Preferred Shares which may be represented by ADSs, and the Rights may be limited by applicable laws relating to the enforcement of creditors´ rights generally, and any proceeding for enforcement in Colombia would be subject to the applicable limitation on actions by prescription, limiting the period for commencement for actions in Colombia.

e)

Pursuant to Section 260 of the Colombian Civil Procedure Code (Código de Procedimiento Civil) and as of January 1, 2014, and subject to the entry into force of Law 1564 of 2012 of Colombia (Código General del Proceso) in the terms of article 627, paragraph 6 thereof, pursuant to article 251 thereof, in order for a document written in a foreign language to be admissible evidence before a Colombian Court, the relevant document must be translated into Spanish either by Colombia’s Ministry of Foreign Affairs, by an official translator (intérprete oficial), or by a judge appointed translator. Compliance with the Hague Convention (known as Apostille) concerning the legalization of documents executed abroad (outside Colombia), is also required. Furthermore, pursuant to Article 823 of Colombia’s Code of Commerce (Código de Comercio) the Spanish version of a document used to evidence obligations or contracts shall prevail over the foreign language version of such document. In the event that a party to an enforcement action considers that the available translation into Spanish of documents written in a foreign language is not accurate, such party has the right to object any such inaccuracy in such enforcement proceedings.

We are licensed to practice law in Colombia and we do not hold ourselves out as being conversant with, and express no opinion as to, the laws of any jurisdiction other than those of Colombia. In particular, to the extent that New York or United States Federal law is relevant to this opinion, we have relied, without any independent investigation, on the opinion of Sullivan & Cromwell LLP, special U.S. legal counsel to the Bank, delivered to you pursuant to Exhibit 5.2. of the Form F-3. This opinion is limited to matters of Colombian law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statements and to the reference to us under the heading “Validity of the Securities” in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

We assume no obligation to update or supplement this opinion to reflect any facts which may hereafter come to our attention or any changes in the law which may hereafter occur.

Very truly yours,

/s/ Carlos Fradique-Méndez

Brigard & Urrutia Abogados S.A.S.

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